October 14, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Megan Akst, Senior Staff Accountant Christine Davis, Assistant Chief Accountant

Re:	Bazaarvoice, Inc.

Form 10-K for the Fiscal Year Ended April 30, 2014

Filed June 26, 2014

File No. 001-35433

Response dated September 25, 2014

Ladies and Gentlemen:

Bazaarvoice, Inc. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated October 1, 2014, related to the above-referenced filing and response dated September 25, 2014. For your convenience, we have repeated the text of your comment and followed it with our response.

Form 10-K for Fiscal Year Ended April 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 48

1.	We note your response to prior comment 1 and it is unclear to us why you believe that disclosure of backlog would not be material to an understanding of your business. Although we understand that backlog may change over time as the contract terms change, it would still appear that backlog provides useful information about future revenue. We also note that disclosure of backlog is required regardless of whether the measure is used by management. Please confirm that you will disclose backlog from non-cancellable subscription fees in future filings in accordance with Item 101(c)(1)(viii) of Regulation S-K.

Response: The Company respectfully advises the Staff that it will disclose its backlog amounts in future filings in accordance with Item 101(c)(1)(viii) of Regulation S-K. Commencing with our Form 10-K for the fiscal year ending April 30, 2015, we undertake to disclose backlog under Management’s Discussion and Analysis of Financial Condition and Results of Operations substantially as follows:

Business Model

Our business model focuses on adding new clients and maximizing the lifetime value of such client relationships. We make significant investments in acquiring new clients and believe that we will be able to achieve a favorable return on these investments by growing our relationships over time and ensuring that we have a high level of client retention.

In connection with the acquisition of new clients, we incur and recognize significant upfront costs. These costs include sales and marketing costs associated with generating client agreements, such as sales commission expenses that are recognized fully in the period in which we execute a client contract. However, we recognize revenue ratably over the entire term of those contracts, which commences when the client is able to begin using our solution. Although we expect each client to be profitable for us over the duration of our relationship, the costs we incur with respect to any client relationship may exceed revenue in earlier periods because we recognize those costs in advance of the recognition of revenue. As a result, an increase in the mix of new clients as a percentage of total clients will initially have a negative impact on our operating results. On the other hand, we expect that a decrease in the mix of new clients as a percentage of total clients will initially have a positive impact on our operating results. Additionally, some clients pay in advance of the recognition of revenue and, as a result, our cash flow from these clients may exceed the amount of revenue recognized for those clients in earlier periods of our relationship.

We invoice clients on varying billing cycles, including annually, quarterly and monthly; therefore, our deferred revenue balance does not represent the total contract value of our non-cancelable subscription agreements. Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above and is recognized as the revenue recognition criteria are met. Backlog represents future billings under our non-cancelable subscription agreements that have not been invoiced or paid and; accordingly, not recorded in deferred revenue. Until such time as these amounts are invoiced or paid, they are not recorded in revenues, unearned revenue or elsewhere in our consolidated financial statements.

Backlog was approximately $XXX and $XXX as of April 30, 2015 and April 30, 2014, respectively. We expect that the amount of backlog relative to the total value of our contracts will change from year to year for several reasons, such as contract terms could change depending on the specific timing of customer renewals, renewals may occur in advance of the stated term, billing cycles of non-cancelable subscription agreements may vary or customer financial circumstances could change. Each of these could have a significant impact on disclosed unbilled deferred revenue and total contract value. Accordingly, we believe that backlog is not a reliable indicator of future revenues because of these fluctuations and we do not utilize backlog as a key management metric to evaluate the Company’s operating or financial performance and other business trends.

With respect to each of the above-referenced filings, we hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding our responses, please direct them to my attention. My telephone number is (512) 551-6237 and my email address is jim.offerdahl@bazaarvoice.com.

Very truly yours,

Bazaarvoice, Inc.

/s/ James R. Offerdahl
James R. Offerdahl
Chief Financial Officer
(Principal Financial Officer)

cc:	Robert T. Plesnarski, O’Melveny & Myers LLP